UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                              (Amendment No. 8)*

                         WADDELL & REED FINANCIAL, INC.
                         ------------------------------
                                (Name of Issuer)

                      Class A Common Stock, Par Value $0.01
                      Class B Common Stock, Par Value $0.01
                      -------------------------------------
                         (Title of Class of Securities)

                                  930059100
                                  930059209
                                  ---------
                               (CUSIP Number)

                               Murray A. Indick
                         BLUM Capital Partners, L.P.
                (formerly Richard C. Blum & Associates, L.P.)
                       909 Montgomery Street, Suite 400
                           San Francisco, CA 94133
                                (415) 434-1111
                                --------------
               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               November 8, 1999
                               ----------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Page 1 of 12

CUSIP NO. 930059100, 930059209    SCHEDULE 13D                    Page 2 of 12

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                    RCBA STRATEGIC PARTNERS, L.P.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              94-3303833
------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                       WC

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                             Delaware

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER Class A Common Stock   5,013,900**
   BENEFICIALLY                             Class B Common Stock   3,058,600**
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                                            Class A Common Stock   5,013,900**
                                            Class B Common Stock   3,058,600**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                            Class A Common Stock   5,013,900**
                                            Class B Common Stock   3,058,600**
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                Class A Common Stock   16.9%**
                                                Class B Common Stock   10.8%**
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               PN

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP NO. 930059100, 930059209    SCHEDULE 13D                    Page 3 of 12

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                      BLUM CAPITAL PARTNERS, L.P.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              94-3205364
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                               See Item 3

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER Class A Common Stock   5,013,900**
   BENEFICIALLY                             Class B Common Stock   3,058,600**
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                                            Class A Common Stock   5,013,900**
                                            Class B Common Stock   3,058,600**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                            Class A Common Stock   5,013,900**
                                            Class B Common Stock   3,058,600**
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                Class A Common Stock   16.9%**
                                                Class B Common Stock   10.8%**
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                           PN, IA

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP NO. 930059100, 930059209    SCHEDULE 13D                    Page 4 of 12

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON               RICHARD C. BLUM & ASSOCIATES, INC.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              94-2967812
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                               See Item 3

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER Class A Common Stock   5,013,900**
   BENEFICIALLY                             Class B Common Stock   3,058,600**
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                                            Class A Common Stock   5,013,900**
                                            Class B Common Stock   3,058,600**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                            Class A Common Stock   5,013,900**
                                            Class B Common Stock   3,058,600**
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                Class A Common Stock   16.9%**
                                                Class B Common Stock   10.8%**
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               CO

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP NO. 930059100, 930059209    SCHEDULE 13D                    Page 5 of 12

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                                  RCBA GP, L.L.C.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              94-3303831
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                               See Item 3

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                             Delaware

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER Class A Common Stock   5,013,900**
   BENEFICIALLY                             Class B Common Stock   3,058,600**
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                                            Class A Common Stock   5,013,900**
                                            Class B Common Stock   3,058,600**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                            Class A Common Stock   5,013,900**
                                            Class B Common Stock   3,058,600**
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                Class A Common Stock   16.9%**
                                                Class B Common Stock   10.8%**
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                   OO (Limited Liability Company)

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP NO. 930059100, 930059209    SCHEDULE 13D                    Page 6 of 12

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                                  RICHARD C. BLUM

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                               See Item 3

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                               U.S.A.

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER Class A Common Stock   5,013,900**
   BENEFICIALLY                             Class B Common Stock   3,058,600**
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                                            Class A Common Stock   5,013,900**
                                            Class B Common Stock   3,058,600**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                            Class A Common Stock   5,013,900**
                                            Class B Common Stock   3,058,600**
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                Class A Common Stock   16.9%**
                                                Class B Common Stock   10.8%**
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               IN

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP NO. 930059100, 930059209    SCHEDULE 13D                    Page 7 of 12

This Amendment No. 8 amends the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission (the "Commission") on August 20, 1999 by BLUM Capital Partners, L.P. (formerly Richard C. Blum & Associates, L.P.), a California limited partnership ("BLUM LP"); Richard C. Blum & Associates, Inc., a California corporation ("RCBA Inc."); RCBA Strategic Partners, L.P., a Delaware limited partnership ("Strategic"); RCBA GP, L.L.C., a Delaware limited liability company ("RCBA GP"); and Richard C. Blum, the Chairman and a substantial shareholder of RCBA Inc. and a managing member of RCBA GP (collectively, the "Reporting Persons"). This Amendment No. 8 relates to the shares of Class A Common Stock, par value $0.01, and Class B Common Stock, par value $0.01, (collectively, the "Common Stock"). The principal executive office and mailing address of the Issuer is 6300 Lamar Avenue, Overland Park, Kansas 66202. The following amendments to Item 2 and
Item 5 of the Schedule 13D are hereby made. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 2.  Identity and Background
--------------------------------
Item 2 of the Schedule 13D is hereby amended to include the following additional information.

In September 1999, Richard C. Blum & Associates, L.P. changed its name to BLUM Capital Partners, L.P. BLUM LP is a California limited partnership whose principal business is acting as general partner for investment partnerships and providing investment advisory services. BLUM LP is an investment advisor registered with the Securities and Exchange Commission. The sole general partner of BLUM LP is RCBA Inc.

The principal business office address of BLUM LP and RCBA Inc. is 909 Montgomery Street, Suite 400, San Francisco, California 94133. The names of the executive officers and directors of RCBA Inc., their addresses, citizenship and principal occupations are as follows:

Name and              Business                 Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  --------------------

Richard C. Blum       909 Montgomery St.       USA        President & Chairman,
President &           Suite 400                           BLUM LP
Chairman              San Francisco, CA 94133

Nils Colin Lind       909 Montgomery St.       Norway     Managing Partner,
Managing Partner      Suite 400                           BLUM LP
& Director            San Francisco, CA 94133

Jeffrey W. Ubben      909 Montgomery St.       USA        Managing Partner,
Managing Partner      Suite 400                           BLUM LP
& Director            San Francisco, CA 94133


CUSIP NO. 930059100, 930059209    SCHEDULE 13D                    Page 8 of 12

Name and              Business                 Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  --------------------

Claus J. Moller       909 Montgomery St.       Denmark    Managing Partner,
Managing Partner      Suite 400                           BLUM LP
& Director            San Francisco, CA 94133

George F. Hamel, Jr.  909 Montgomery St.       USA        Partner,
Partner               Suite 400                           BLUM LP
                      San Francisco, CA 94133

Marc T. Scholvinck    909 Montgomery St.       USA        Partner & Chief
Partner, Chief        Suite 400                           Financial Officer,
Chief Financial,      San Francisco, CA 94133             BLUM LP
Assistant Secretary
& Director

Murray A. Indick      909 Montgomery St.       USA        Partner and
Partner, General      Suite 400                           General Counsel,
Counsel & Secretary   San Francisco, CA 94133             BLUM LP

John C. Walker        909 Montgomery St.       USA        Partner,
Partner               Suite 400                           BLUM LP
                      San Francisco, CA 94133

Kevin A. Richardson   909 Montgomery St.       USA        Partner,
Partner               Suite 400                           BLUM LP
                      San Francisco, CA 94133

To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.  Interest in Securities of the Issuer
---------------------------------------------
Item 5 of the Schedule 13D is hereby amended as follows:

(a),(b) According to the Issuer's most recent Form 10-Q, there were 29,613,495 shares of the Class A Common Stock outstanding and 28,271,847 shares of the Class B Common Stock outstanding, as of September 30, 1999. Based on such information, after taking into account the transactions described in Item 5(c) below, the Reporting Persons report direct holdings and the corresponding percentage interest of total shares outstanding as follows: (i) BLUM LP and RCBA Inc. report holdings of 2,540,700 shares of the Class A Common Stock (8.6%) and 1,469,100 shares of the Class B Common Stock (5.2%) on

CUSIP NO. 930059100, 930059209    SCHEDULE 13D                    Page 9 of 12

behalf of the limited partnerships for which BLUM LP serves as the general partner and BLUM LP's investment advisory client accounts; (ii) Strategic reports holdings of 2,093,700 shares of the Class A Common Stock (7.1%) and 1,403,300 shares of the Class B Common Stock (5.0%); and (iii) Mr. Blum reports the aggregate of these shares for a total of 4,634,400 shares of the Class A Common Stock (15.6%) and 2,872,400 shares of the Class B Common Stock (10.2%).

In addition, because BLUM LP has voting and investment power with respect to 379,500 shares of the Class A Common Stock and 186,200 shares of the Class B Common Stock that are legally owned by The Common Fund for the account of its Equity Fund ("The Common Fund"), those shares are reported as beneficially owned by BLUM LP The Common Fund is principally engaged in the business of managing investments for educational institutions. The principal administrative office of The Common Fund is located at 450 Post Road East, Westport, Connecticut 06881-0909. The Common Fund disclaims membership in a group with any of the Reporting Persons, and disclaims beneficial ownership of any shares held by the Reporting Persons.

Voting and investment power concerning the above shares are held solely by BLUM LP and RCBA GP. The Reporting Persons therefore may be deemed to be members in a group, in which case each Reporting Person would be deemed to have beneficial ownership of an aggregate of 5,013,900 shares of the Class A Common Stock (16.9% of the Class A Common Stock shares outstanding) and 3,058,600 shares of the Class B Common Stock (10.8% of the Class B Common Stock outstanding). As the sole general partner of BLUM LP, RCBA Inc. is deemed the beneficial owner of the securities over which BLUM LP has voting and investment power. As Chairman and a substantial shareholder of RCBA Inc., Richard C. Blum might be deemed to be the beneficial owner of the securities beneficially owned by RCBA Inc. Additionally, Mr. Blum might be deemed to be the beneficial owner of the securities over which RCBA GP has voting and investment power. Although Mr. Blum is joining in this Schedule as a Reporting Person, the filing of this Schedule shall not be construed as an admission that he, or any of the other shareholders, directors or executive officers of RCBA Inc., or managing members and members of RCBA GP, is, for any purpose, the beneficial owner of any of the securities that are beneficially owned by RCBA Inc. or RCBA GP, except to the extent of any pecuniary interest therein.

(c) During the last 60 days, the Reporting Persons purchased the following shares of Common Stock in the open market:

Entity                            Trade Date    Class     Shares   Price/Share
------                            ----------    -----     ------   ------------
BLUM LP's limited partnership     09-20-99     Class B    13,100    22.4580
and investment advisory client    09-21-99     Class B    15,000    22.2500
accounts (including               09-27-99     Class B     3,300    21.9375
The Common Fund)                  11-08-99     Class B   276,300    23.6250
                                  11-11-99     Class B    40,000    23.0000
                                  11-12-99     Class B    20,000    23.0000

(d) and (e)  Not applicable.

CUSIP NO. 930059100, 930059209    SCHEDULE 13D                   Page 10 of 12

Item 7.  Material to be Filed as Exhibits
-----------------------------------------

Exhibit A  Joint Filing Undertaking.

CUSIP NO. 930059100, 930059209    SCHEDULE 13D                   Page 11 of 12

                                  SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  November 18, 1999

RICHARD C. BLUM & ASSOCIATES, INC.    BLUM CAPITAL PARTNERS, L.P.
                                      By  Richard C. Blum & Associates, Inc.
                                          its general partner



By  /s/ Murray A. Indick              By  /s/ Murray A. Indick
    -------------------------------       -----------------------------------
    Murray A. Indick                      Murray A. Indick
    Partner, General Counsel              Partner, General Counsel
    and Secretary                         and Secretary

RCBA GP, L.L.C.



By   /s/ Murray A. Indick
     -------------------------------
     Murray A. Indick, Member


RCBA STRATEGIC PARTNERS, L.P.
By  RCBA GP, L.L.C., its general partner



By   /s/ Murray A. Indick
     -------------------------------
     Murray A. Indick, Member




/s/ Murray A. Indick
------------------------------------
RICHARD C. BLUM

By  Murray A. Indick, Attorney-in-Fact

CUSIP NO. 930059100, 930059209    SCHEDULE 13D                   Page 12 of 12

                                   Exhibit A
                           JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated:  November 18, 1999

RICHARD C. BLUM & ASSOCIATES, INC.    BLUM CAPITAL PARTNERS, L.P.
                                      By  Richard C. Blum & Associates, Inc.
                                          its general partner



By  /s/ Murray A. Indick              By  /s/ Murray A. Indick
    -------------------------------       -----------------------------------
    Murray A. Indick                      Murray A. Indick
    Partner, General Counsel              Partner, General Counsel
    and Secretary                         and Secretary

RCBA GP, L.L.C.



By   /s/ Murray A. Indick
     -------------------------------
     Murray A. Indick, Member


RCBA STRATEGIC PARTNERS, L.P.
By  RCBA GP, L.L.C., its general partner



By   /s/ Murray A. Indick
     -------------------------------
     Murray A. Indick, Member




/s/ Murray A. Indick
------------------------------------
RICHARD C. BLUM

By  Murray A. Indick, Attorney-in-Fact